SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 30, 2009.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: September 30, 2009	By	/s/ Leonard F. Barker
Name: Leonard F. Barker
Title: Chief Financial Officer

UNILENS VISION REPORTS RECORD REVENUE, PRETAX EARNINGS
AND ROYALTY INCOME FOR YEAR ENDED JUNE 30, 2009

EARNINGS INCREASE 14% TO $.41 PER DILUTED SHARE

LARGO, Florida (September 30, 2009) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the fourth quarter and fiscal year ended June 30, 2009 (FY2009).

Net sales, excluding royalty income, increased 0.9% to $6,724,181 in FY2009, compared with $6,665,566 in the previous fiscal year (FY2008). The increase was primarily a result of continued growth of the Company’s C-Vue brand disposable specialty contact lenses, sold exclusively to licensed eye care professionals.

Royalty income for FY2009 increased 9.3% to a record $2,874,028 compared with $2,629,123 in the prior-year. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued royalty income growth and record royalty payments.

FY2009 income before taxes increased 13.8% to a record $3,001,179 compared with $2,636,652 in the prior-year. After recording net income tax expense of $1,131,052, Unilens reported net income of $1,870,127 an increase of 14.7% compared to FY2008, or $0.41 per diluted share. In FY2008, the Company reported net income of $1,630,592, or $0.36 per diluted share, which included income tax expense of $1,006,060.

 “We are very pleased with our annual results, considering the current economic environment,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Double-digit growth from our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 9% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for our record performance.”

For the fourth quarter ended June 30, 2009, net sales excluding royalty income, decreased 4.4% to $1,731,370, as compared to $1,811,447 in the prior-year. Net sales of the Company’s C-Vue brand disposable contact lenses increased approximately 7% during the fourth quarter of FY2009, while Low Vision stocking orders to our exclusive distributor declined, along with the expected decline in our replacement lens category.

Royalty income for the fourth quarter ended June 30, 2009 increased 2.6% to a record $759,813, compared with $740,482 in the prior-year, demonstrating continued demand for sales of licensed products by our licensee Bausch & Lomb.

Income before taxes for the fourth quarter ended June 30, 2009 increased 4.0% to $880,954, compared with $846,701 in the prior-year. After recording net income tax expense of $282,989, Unilens reported net income of $597,965 an increase of 17.6% compared to the fourth quarter of FY2008, or $0.13 per diluted share. This compared with net income of $508,651, or $0.11 per diluted share, in the prior-year fourth quarter, which included net income tax expense of $338,050.

“Our financial condition at the end of the most recent fiscal year is strong. We remain debt free, and have a cash position of $1.7 million, as of June 30, 2009,” stated Michael Pecora.

“Shortly after the end of our fiscal year, the Unilens’ Board of Directors approved the continuation of a quarterly dividend of US $0.09 per common share. This decision was based on the Company’s current balance sheet and projected operating cash flows, and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FOURTH QUARTER AND TWELVE MONTHS - FISCAL 2009
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Twelve Months Ended June 30, 2009	Twelve Months Ended June 30, 2008
Sales	$1,731,370	$1,811,447	$6,724,181	$6,665,566
Cost of sales	869,978	950,779	3,622,539	3,705,581
	861,392	860,668	3,101,642	2,959,985
Expenses	711,076	758,984	2,917,471	2,935,167
Income from operations	150,316	101,684	184,171	24,818
Other items:
Royalty income	759,813	740,482	2,874,028	2,629,123
Other (expense) income	(37,561)	1,835	(56,967)	(45,236)
Remeasurement income (expense)	5,403	(163)	(6,060)	1,805
Interest income	2,983	2,863	6,007	26,142
	730,638	745,017	2,817,008	2,611,834
Income before income tax expense	880,954	846,701	3,001,179	2,636,652
Income tax expense	282,989	338,050	1,131,052	1,006,060
Net income for the period	$597,965	$508,651	$1,870,127	$1,630,592
Net income per common share:
Basic	$0.13	$0.11	$0.41	$0.36
Diluted	$0.13	$0.11	$0.41	$0.36
CASH FLOWS
Provided (used) by:
Operating activities	$945,249	$845,756	$3,201,023	$2,694,414
Investing activities	(287,197)	(18,296)	(616,341)	(81,754)
Financing activities	(409,564)	(409,565)	(3,003,472)	(2,972,701)
Increase (decrease) in cash	$248,488	$417,895	$(418,790)	$(360,041)

BALANCE SHEET
			June 30, 2009	June 30, 2008
Cash and certificates of deposit			$1,678,626	$1,603,476
Total assets			5,749,661	6,784,128
Current liabilities			1,056,312	957,434
Total liabilities			1,056,312	957,434
Stockholders’ equity			$4,693,349	$5,826,694